News Release
AMEX, TSX Symbol: NG

NovaGold Closes US$20 Million Bridge Loan Convertible at C$12/share

September 26, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold”) (AMEX, TSX: NG) today announced that it has obtained a secured bridge loan (the “Loan”) in the amount of US$20 million from Auramet Trading, LLC (“Auramet”). Auramet, based in Fort Lee, New Jersey, is a leading merchant banking and advisory firm specializing in the global resource sector. The proceeds of the Loan will be used by NovaGold for general corporate purposes.

The Loan matures on December 29, 2008 and will bear interest at a rate of 12% per annum or approximately 3% for the term of the Loan. Auramet has the right to convert the principal amount of the Loan into common shares of NovaGold at a price of C$12.00 per common share. NovaGold has also issued to Auramet warrants to purchase 750,000 common shares of NovaGold at an exercise price based on the TSX 5 day volume weighted price of C$7.18 per share, at any time before September 25, 2010. As security for the Loan, NovaGold have granted to Auramet a security interest in the Rock Creek mine, a pledge of securities in certain material subsidiaries and guarantees.

“This bridge loan is a precursor to a long term credit line based on multi-year cash flows from Rock Creek that is in negotiation, with assistance from Auramet, by NovaGold with several international banks,” said Don MacDonald, CFO of NovaGold. “The Auramet Loan should provide time for the Rock Creek mine to progress through the start up process. We are pleased that based on the quality of the Company’s assets, we are able to access financing at competitive rates during a period of such unprecedented market turbulence.”

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. Gold production has started at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the availability of the anticipated long-term loan and other anticipating funding events, anticipated construction and production and other milestones, the anticipated results of the Rock Creek mine, NovaGold’s future operating or financial performance, and estimates of production, reserves and resources are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the availability of financing in the debt and capital markets and the fact that no commitment for financing has been received; the fact that any negative developments in NovaGold’s business, the mining industry, the debt and capital markets or the economy generally could interfere with anticipated funding events; uncertainties involved in the start up of Rock Creek, including whether the performance of the mine will meet expectations and remaining environmental compliance issues; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in ore grades or recovery rates or cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.

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Contacts

Don MacDonald
Senior Vice President and CFO

Greg Johnson
Vice President, Strategic Development

604-669-6227 or 1-866-669-6227